FOIA CONFIDENTIAL TREATMENT REQUEST AND CONFIDENTIAL

August 22, 2008


VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:  The Great Atlantic & Pacific Tea Company, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 18, 2008
Form 10-Q for the Quarter Ended December 1, 2007 Filed January 7, 2008 Form 10-K for Fiscal Year Ended February 24, 2007 Filed April 25, 2007 Definitive Proxy Statement on Schedule 14A Filed May 25, 2007 File No. 1-4141


Dear Mr. Owings,

On behalf of The Great Atlantic & Pacific Tea Company, Inc. (the "Company" or "A&P"), as requested in comment no. 2 contained in your letter dated April 29, 2008, we are providing the following supplemental information to the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission"):


Attached are supplemental documents that contain confidential business information of our Company. We believe the supplemental documents are exempt from disclosure under 5 U.S.C. Section 552(b)(4). Pursuant to 17 C.F.R. Section 200.83, for reasons of business confidentiality, we hereby request that the supplemental documents not be disclosed by the Commission.

Document Description                             Bates-Stamped Nos.
-----------------------------                    ------------------
UPC Comparison                                          6000
Store Contribution by Segment                           6001
Strategic Plan                                          6002


Each of the documents listed above (together, the "supplemental documents") contains confidential business information of the Company. We believe that the Supplemental Materials are exempt from disclosure under 5 U.S.C. Section 552(b)(4). Pursuant to 17 C.F.R. Section 300.83, for reasons of business confidentiality, we hereby request that the supplemental documents not be disclosed by the Commission.

In the event the Commission should receive a request for the supplemental documents pursuant to the Freedom of Information Act ("FIOA") or otherwise, the Company requests that it immediately be notified of such request, and be furnished a copy of all written materials pertaining to such request (including but not limited to the request and any determination with respect to such request). We expect that we will be given an opportunity to object to disclosure and, if the Commission is inclined to grant the request, it is our expectation that, in accordance with normal practice, we will be given ten days' advance notice of any such decision to enable the Company to pursue any remedies that may be available to it. If the Commission is not satisfied that the enclosed materials are exempt from disclosure pursuant to the FOIA, we are prepared to supply further particulars and request a hearing on the claim of exemption.

In connection with providing the supplemental documents, we also specifically request that, pursuant to FOIA and the applicable rules of the Commission, any memoranda, notes or other writings of any sort whatsoever which are or have been made by any employee of the Commission (or of any other government agency) and which incorporate, include or relate to any of the matters contained in the supplemental documents be maintained in confidence and not be made a part of any public writing and not be disclosed to any person.

We are sending a copy of this letter to the Commission's Office of Freedom of Information and Privacy Act Operations.

As required by 17 C.F.R. Section 200.83(c)(5), the contact information for the Company is as follows:

                         The Great A&P Tea Company, Inc.
                                 2 Paragon Drive
                               Montvale, NJ 07675
       Attention: Melissa E. Sungela, Vice President Corporate Controller
                            Telephone: (201) 571-4330

Please feel free to call Melissa Sungela at (201) 571-4330 or myself at (201) 571-4363 with any further questions or comments.


Sincerely,



Brenda M. Galgano
Senior Vice President
Chief Financial Officer

Enclosures
cc:      Melissa E. Sungela
         Allan Richards
         Chris McGarry

              FOIA CONFIDENTIAL TREATMENT REQUEST AND CONFIDENTIAL



                                 UPC Comparison
                                 --------------


UPC Comparison: Liquor          Total     Matching     % Matching
                                -----     --------     ----------

*

(a) UPC information for Pathmark Liquor Departments not readily available at this time due to recent merger.





* Material omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

             FOIA CONFIDENTIAL TREATMENT REQUEST AND CONFIDENTIAL

UPC Comparison: Food Emporium



                                Total    Matching      % Matching
                                -----    --------      ----------
*

Liquor Store -- See comparison above at UPC Comparison:  Liquor



                                         Matching                        Matching
                                          Before                         After
                                        Conforming                     Conforming
                              Total   Private Label   Private Label   Private Label   % Matching
                              -----   -------------   -------------   -------------   ----------
Pathmark                    *




                                             Confidential Treatment Requested by
                                  The Great Atlantic & Pacific Tea Company, Inc.

                                                                           #6000

                          Store Contribution by Segment
                          -----------------------------


FY 2007                    Gross                 Store          % to              Gross         % to
                           Sales             Contribution       Sales            Margin         Sales
                         ---------           ------------       -----            -------        ------

*


FY 2006                    Gross                 Store          % to              Gross         % to
                           Sales             Contribution       Sales            Margin         Sales
                         ---------           ------------       -----            -------        ------

*


FY 2005                    Gross                 Store          % to              Gross         % to
                           Sales             Contribution       Sales            Margin         Sales
                         ---------           ------------       -----            -------        ------


*


Note: Eric Claus became CEO in the latter half of FY 2005 and commenced turnaround plan. Fiscal 2004 and fiscal 2003 information not readily available under current reporting structure. Food Emporium amounts have been re-aligned to reflect current reporting structure.



                                             Confidential Treatment Requested by
                                  The Great Atlantic & Pacific Tea Company, Inc.

                                                                           #6001

* Material omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

              FOIA CONFIDENTIAL TREATMENT REQUEST AND CONFIDENTIAL

                                Strategic Plan

                       FY 2008         FY 2009         FY 2010
                     ----------       ---------       ----------

*

(a) Presented to our Board of Directors February 21, 2008
(b) Derived from Operating Income and Overhead information presented to our Board of Directors February 21, 2008.




                                             Confidential Treatment Requested by
                                  The Great Atlantic & Pacific Tea Company, Inc.

                                                                           #6002


* Material omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.